B. Craig Owens	Campbell Soup Company
Senior Vice President	One Campbell Place
Chief Financial Officer and	Camden, NJ 08103-1799
Chief Administrative Officer	856-342-5270
856-342-3965 Fax
craig_owens@campbellsoup.com
December 11, 2009
Mr. H. Roger Schwall
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Campbell Soup Company
Form 10-K for the Fiscal Year Ended August 2, 2009
Filed September 30, 2009
File No. 1-3822
Dear Mr. Schwall:
This letter is submitted on behalf of Campbell Soup Company (the “Company”) in response to your letter dated November 30, 2009, regarding the Company’s Form 10-K for the fiscal year ended August 2, 2009. We have reviewed your comments carefully and set forth our responses below. For ease of reference, the text of each comment is reproduced in italics immediately preceding our response.
Management’s Discussion and Analysis of Results of Operations and Financial Condition, p. 12
General
1.	You sometimes refer to two or more sources as components that contributed to a material change. For example, to explain the sales decline for the International Soup, Sauces and Beverages segment, you state (1) that sales declined in Europe due to the Lesieur divestiture, (2) that sales declined in Canada and the Asia Pacific region due to the impact of currency and one less week in 2009, and (3) that this was all partially offset by other factors. Ensure that you quantify the amount of the change that was contributed by each of these factors or advise why you do not believe that this is material information. Provide this information where applicable throughout the MD&A, particularly in the sections on Sales, Operating Earnings, and Liquidity and Capital Resources. See Section III.D of SEC Release 33-6835.

Mr. H. Roger Schwall
U.S. Securities and Exchange Commission
December 11, 2009
In preparing Management’s Discussion and Analysis of Results of Operations and Financial Condition (the “MD&A”) for the Form 10-K, we carefully considered the requirements of Item 303(a) of Regulation S-K. In particular, we noted Instruction 4 to Item 303(a), which requires a registrant to describe the causes of material year-to-year changes in financial statement line items “to the extent necessary to an understanding of the registrant’s businesses as a whole.” We also considered the Commission’s guidance in Section III.D and Section III.F of Securities Act Release No. 33-6835 (Exchange Act Release No. 34-26831). We believe that the disclosure in the MD&A complies with the requirements of Item 303(a) of Regulation S-K and is consistent with the guidance provided in the cited sections of the SEC Release.
In cases in which two or more sources were identified in the MD&A as components that contributed to year-on-year changes in financial statement line items and we believed that quantification of the components was necessary to an understanding of our business results as a whole, we provided such quantification. Thus, the material factors that contributed to changes in net sales of both the total Company and the reportable segments are quantified on page 18 of the Form 10-K. Factors that contributed to the year-on-year change in gross profit percentage are quantified on page 19, and the sources of the change in marketing and selling expenses are quantified on pages 19-20. Material components of the change in administrative expenses and the change in research and development expenses are quantified on page 20. Material factors affecting the tax rate are quantified on page 22.
In our discussion at the segment level, we also quantified items that contributed to changes in our segment net sales. As noted above, the sources of changes in net sales — including, among other things, divestitures, the impact of currency, and the impact of one less week in fiscal 2009 — are quantified in the chart set forth on page 18 of the Form 10-K for each reportable segment as well as for the total Company. We note in this connection that our U.S. Soup, Sauces & Beverages segment, which is our largest segment, accounted for approximately 50% of the Company’s total net sales in 2009. In the text on page 18, we quantified the sources of the percentage change in sales in our U.S. soup business, the largest business within this segment, to assist investors in understanding the performance of this important business. With respect to businesses other than U.S. soup, we generally identify the qualitative factors that contributed to changes in sales performance of these businesses or brands within their respective segments.
We also generally provide qualitative factors to describe the changes in the operating earnings of our segments. These factors are listed in order of magnitude. Material items contributing to the change in operating earnings are quantified to the extent necessary to understand the results of the Company as a whole. For example, the earnings impact of restructuring charges and related costs in 2009 and 2008 is quantified in the footnotes to the operating earnings chart on page 21 and in the accompanying text.
In the Liquidity and Capital Resources section of the MD&A, we generally identify qualitative factors to describe material changes. Components of the changes in many of these items are quantified elsewhere, such as in the Statement of Cash Flows, and we make an effort to avoid repetition in our filings. However, in the discussion of capital expenditures on page 24, we provided additional quantitative detail relating to two individually significant projects.
We believe that the foregoing disclosures comply with the applicable regulations and are consistent with the Commission’s guidance. In future filings, we will continue to quantify the factors that contribute to changes in financial statement line items to the extent that quantification provides material information to enable investors to understand our business as a whole.

Mr. H. Roger Schwall
U.S. Securities and Exchange Commission
December 11, 2009
Item 8. Financial Statements and Supplementary Data
Note 10. Taxes on Earnings, p. 58
2.	You disclose you have not provided U.S. income taxes on undistributed earnings of foreign subsidiaries as they are considered to be permanently reinvested. However, we also note your statement on page 22 that your effective tax rate in fiscal 2009 increased over fiscal 2008 because of the repatriation of foreign earnings. Please clarify how you considered paragraph 12 of APB 23 in concluding your undistributed earnings of foreign subsidiaries were permanently reinvested at August 2, 2009.
As indicated in our financial statements, the Company generated approximately $2.6 billion in operating cash flows over the last three years. Our U.S. businesses represent approximately 75% of the Company’s total net sales and contribute significantly to these strong cash flows, which enable us to reinvest undistributed earnings in foreign subsidiaries. In fiscal 2009, as in prior years, certain earnings of the Company’s foreign subsidiaries were deemed to be permanently reinvested. Other earnings were repatriated from foreign subsidiaries. In situations where the undistributed earnings of foreign subsidiaries were deemed to be permanently reinvested as of August 2, 2009, the Company did not provide for U.S. income taxes on those earnings.
Consistent with paragraph 12 of APB 23, now codified in ASC 740-30-25-17 to 740-30-25-19, the Company evaluates the unremitted earnings, capital investment plans and business expansion plans of each foreign subsidiary on a quarterly basis, to determine the amount of earnings considered to be indefinitely reinvested. Current-year earnings in excess of investment needs have historically been repatriated, and the estimated impact of repatriation has been included in the development of the effective income tax rate at the beginning of the year. Each quarter, we evaluate the level of estimated excess earnings to be repatriated and adjust the estimated annual effective income tax rate accordingly. The amount of repatriation of excess earnings varies from year to year based on the financial performance of the subsidiary and future business plans, and may therefore affect the comparison of the effective tax rate year-on-year. Thus, while the Company does not provide for U.S. income taxes on unremitted earnings that are deemed permanently reinvested, the increase in the tax rate discussed on page 22 of the Form 10-K reflects a change in the anticipated remittance of current-year earnings, which was appropriately included in the tax provision throughout the year.
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As requested by the Staff, we acknowledge:
•	that the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

Mr. H. Roger Schwall
U.S. Securities and Exchange Commission
December 11, 2009
•	that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, CAMPBELL SOUP COMPANY
By:	/s/ B. Craig Owens
B. Craig Owens
Senior Vice President Chief Financial Officer and Chief Administrative Officer

cc:	Douglas R. Conant
Ellen O. Kaden
Anthony P. DiSilvestro
John Cannarella — Securities and Exchange Commission
Mark Shannon — Securities and Exchange Commission
Parker Morrill — Securities and Exchange Commission

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